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                                                                    Exhibit 99.8

                                October 18, 1999

Board of Directors
Capital Re Corporation
1325 Avenue of the Americas
New York, New York  10019

Dear Sirs:

     This letter is in response to the comments that have been communicated to us regarding our October 14, 1999 offer (the "Revised Offer") to amend the terms of our existing merger agreement, dated June 10, 1999 (the "Merger Agreement"). Accompanying this letter is a proposed Amended and Restated Merger Agreement (the "Amended Agreement") reflecting the terms of our Revised Offer as revised by this letter. We and our financial advisors strongly believe that our Revised Offer, as revised by this letter, is more favorable, from a financial point of view, than the proposal made by XL Capital Ltd. and that the business combination we are proposing is fair to, and in the best interests of, both our and your stockholders.

Consideration

     As we stated in our Revised Offer, for each outstanding share of Capital Re common stock not currently owned by us, we are offering 6/10ths (0.6) of an ACE ordinary share plus an amount of cash which, on a per share basis, will deliver $13.00 per share to Capital Re stockholders, subject to a minimum amount of cash equal to $1.45 per Capital Re share and a maximum amount of cash equal to $4.68 per Capital Re share. This proposal would have the effect of providing Capital Re stockholders with $13.00 in value at closing for ACE share prices from $13.87 to $19.25 (a range of 16.2% above and below the $16.56 closing price of ACE's ordinary shares on October 16, 1999). Under our proposal, Capital Re stockholders will receive even greater value as ACE's share price climbs above $19.25. Our offer no longer limits to $22.00 the consideration to be received by Capital Re stockholders.

     We and our financial advisors strongly believe that the consideration we are offering is, from a financial point of view, greater than the consideration being offered by XL Capital Ltd. We are offering $13.00 per Capital Re share with the possibility of a tax-free exchange and the ability to participate in unlimited future appreciation of ACE's ordinary shares. As we indicated
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in our October 14, 1999 letter, ACE is rated a "top pick" by nine sell-side analysts including the First and Second Team Institutional Investor All-American Analysts (the third is Goldman Sachs' analyst who does not yet cover ACE). Furthermore, as discussed below, we believe that our proposal provides significant certainty and timing advantages over the XL Capital acquisition proposal.

Closing Conditions

     There is no financing contingency to our revised offer as we have sufficient cash, marketable securities and available lines of credit to fund the cash portion of our offer. We have added a representation to that effect in the draft Amended Agreement.

     We will remove as a closing condition the receipt of opinions as to the tax-free nature of the transaction. Based upon the current financial terms of the Revised Offer, the transaction would be "tax-free" so long as the cash consideration to be paid by ACE in connection with the business combination does not exceed one-half of the fair market value of the total consideration to be paid by ACE (the "Minimum Share Ratio Condition"). If the transaction did not meet the Minimum Share Ratio Consideration, it would no longer be "tax-free" to Capital Re's stockholders and could trigger substantial adverse tax consequences to ACE. As a result, we have revised the Amended Agreement to provide that upon a failure to meet the Minimum Share Ratio Condition, ACE would have the right to revise the structure of the merger so that Capital Re would be the surviving corporation in the merger rather than the ACE merger subsidiary. This provision in no way affects either the consideration to be paid, the timing of the transaction or the certainty of closing.

     Taking into account the minimal conditions of our Revised Offer, as revised by this letter, our prior receipt of regulatory approvals and the significant percentage of Capital Re's stockholders committed to an ACE business combination, our current offer provides a significantly greater certainty of closing than does the XL offer.

Timing

     We have been advised in writing by our outside counsel that, notwithstanding the requirement of complying with Rule 13E-3 of the Securities Exchange Act, they believe, based upon conversations with current and former members of the staff of the Securities and Exchange Commission and the New York State Insurance Department that our proposed business combination, if accepted, will be consummated substantially before the acquisition proposed by XL Capital. Of the two acquisitions completed by XL in 1999, one was completed in five months and the other in four months.  We have been advised by our outside counsel that we can reasonably expect to complete our transaction within half of that time period.
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     Other than as provided herein, the terms of our Revised Offer are as stated
in the October 14, 1999 letter.  We are prepared to execute the Amended
Agreement promptly and to work with you and your counsel to consummate the proposed business combination as expeditiously as possible. We look forward to hearing from you and to completing this important transaction.

     Should you require additional information or clarification regarding any of the matters discussed in this letter, please call me at (441) 299-9276, Dominic Frederico at (215) 778-4125, our outside counsel, Eddie Best of Mayer, Brown & Platt at (312) 701-7100 or our outside financial advisor, Mark Adley of Credit Suisse First Boston at (212) 325-3538.

                              Very truly yours,



                              Brian Duperreault
                              Chairman, President and Chief Executive Officer